March 29, 2011

Via EDGAR Submission

Mr. Craig Wilson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	ScanSource, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed August 26, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2010 Filed

November 3, 2010

File No. 000-26926

Dear Mr. Wilson:

This letter will confirm our conversation yesterday during which you agreed that ScanSource, Inc. will have until Friday, April 15, 2011, to respond to the issues raised in the letter dated March 18, 2011 from you to Michael L. Baur, the Chief Executive Officer of ScanSource, Inc., relating to the above-referenced Form 10-K filed on August 26, 2010 and the above-referenced 10-Q filed on November 3, 2010.

Thank you and please do not hesitate to contact me at (864) 286-4379 should you have any questions.

Sincerely,

/s/ Justin M. Grow

Justin M. Grow

Assistant General Counsel

ScanSource, Inc.